

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2011

Mr. Paul Zuromski
Chairman & President
Galea Life Sciences, Inc.
10151 University Blvd., Suite 508
Orlando, Florida 32817

**Re:     Galea Life Sciences, Inc.**
**Registration Statement on Form 10**
**Filed September 29, 2009, as amended**
**File No. 000-15076**

Dear Mr. Zuromski:

We have received your correspondence dated January 7, 2011 which requested the withdrawal of your registration statement pursuant to Rule 477 of the Securities Act of 1933. The registration statement that you filed was on Form 10 pursuant to section 12(g) of the Securities Exchange Act of 1934.

Pursuant to section 12(g)(1) of the Exchange Act, your registration statement on Form 10 filed on September 29, 2009 went effective by operation of law sixty days after you filed your registration statement. Accordingly, you are not able to withdraw this registration statement at this time and as of November 30, 2009, you are required to file all of the reports mandated by section 12(g) of the Exchange Act.

As of the date of this letter, you have not filed the following mandatory filings:
- Form 10-K for the fiscal year ended October 31, 2009,
- Form 10-Qs for the periods ended January 31, 2010, April 30, 2010, July 31, 2010 and
- all other mandated reports under Section 12(g) of the Securities Exchange Act of 1934.

Please promptly file all of the above mandatory filings.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director